Exhibit 1

PRESS RELEASE

Cyren Announces Third Quarter 2017 Financial Results

 - - -

Continued traction with Cyren Cloud Security

Strategic investment by Warburg Pincus

McLean, Va. – November 13, 2017 – Cyren (NASDAQ: CYRN) today announced its third quarter 2017 financial results for the period ending September 30, 2017.

In the third quarter, Cyren continued its penetration of enterprise accounts purchasing the Cyren Cloud Security platform for email, web, and DNS security. During the quarter, Cyren signed over 60 new enterprise customers and increased its average new order size by over 250% compared to the second quarter. Cyren also renewed and expanded a number of existing large enterprise accounts.

During the third quarter, Cyren also added several Threat Intelligence Services contracts, including a multi-million dollar expansion with one of its largest customers who is using Cyren’s Phishing Intelligence solution to protect millions of users globally. The contract expansion offsets some smaller customer contracts that were not renewed over the past two quarters.

Last week Warburg Pincus, one of the world’s most successful growth-focused private equity firms, announced a $19.6 million private placement in the company, as well as its intention to acquire up to 75% of Cyren’s partially diluted outstanding shares through a tender offer.

“We are pleased with the progress we made during the third quarter to expand our Enterprise business,” said Lior Samuelson, CEO and Chairman of the Board at Cyren. “It’s great to see that the Cyren Cloud Security platform is proving its ability to scale up to larger enterprise accounts with tens of thousands of users. We were also thrilled to receive the investment by Warburg Pincus, which will help Cyren accelerate its growth plans and further establish the company as a leading provider of cloud-based cybersecurity solutions.”

Third Quarter 2017 Financial Highlights:

●	Revenues for the third quarter of 2017 were $7.6 million, compared to $7.9 million during the third quarter of 2016.

●	GAAP net loss for the third quarter of 2017 was $3.6 million, compared to a net loss of $1.0 million in the third quarter of 2016.

●	GAAP loss per basic and diluted share for the third quarter of 2017 was $0.09, compared to a loss of $0.02 per basic and diluted share for the third quarter of 2016.

●	Non-GAAP net loss for the third quarter of 2017 was $3.3 million, compared to a Non-GAAP net loss of $0.8 million for the third quarter of 2016.

●	Non-GAAP loss per basic and diluted share was $0.09 for the third quarter of 2017, compared to a Non-GAAP loss of $0.02 per share in third quarter of 2016.

●	Operating cash usage during the third quarter was $0.3 million, compared to operating cash usage of $0.3 million in the third quarter of 2016.

●	Net cash usage during the third quarter was $1.6 million, compared to net cash usage of $1.2 million during the third quarter of 2016.

●	Cash balance as of September 30, 2017 was $9.9 million, compared to $11.6 million as of June 30, 2017. The company carries convertible notes with a principal balance of $6.3 million, which were issued at the end of Q1 2017.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Measures” and “Reconciliation of Selected GAAP Measures to Non-GAAP Measures.”

Recent Business Highlights:

●	In the third quarter, Cyren increased its penetration of large enterprise accounts with several notable new customers using the CCS platform, ranging from 3,000 to 30,000 seats. Cyren now services large enterprises in both North America and Europe with accounts in excess of 100,000 enterprise seats.

●	Cyren recently released version 4.2 of its CCS platform, which adds email archiving to the portfolio of email security, web security, DNS security, and cloud sandboxing. Cyren’s archiving service delivers fast search and eDiscovery, tamper-proof storage, and provides regulatory compliance with email management, protection and retention in the cloud.

●	On November 6, Warburg Pincus, a global private equity firm focused on growth investing, purchased approximately 10.6 million shares in a private placement at $1.85 per share, representing approximately 21.3% of Cyren’s outstanding shares, which yielded gross proceeds of approximately $19.6 million to Cyren. Warburg Pincus also announced its intention to commence a “Special Tender Offer” pursuant to Israeli law to increase its ownership in Cyren, up to a maximum of 75% of Cyren’s partially diluted outstanding shares. The complete terms and conditions of the offer, including important U.S. and Israeli income and withholding tax considerations relating to the offer, will be contained in the Offer to Purchase to be included as an exhibit to the Tender Offer Statement on Schedule TO which will be filed with the U.S. Securities and Exchange Commission (SEC) and with the Israeli Securities Authority (ISA) when the offer is commenced.

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Financial Results Conference Call:

The company will host a conference call at 10 a.m. Eastern Time (5 p.m. Israel Time) on Monday, November 13, 2017 to discuss third quarter results as well as the strategic investment by Warburg Pincus.

U.S. Dial-in Number:	1-800-441-0022
Israel Dial-in Number:	1-80-924-6042
International Dial-in Number:	1-719-457-2603

The call will be simultaneously webcast live on the investor relations section of Cyren’s website at www.cyren.com/ir.html, or by using the following link: http://public.viavid.com/index.php?id=127117.

For those unable to participate in the live conference call, a replay will be available until November 27, 2017. To access the replay, the U.S. dial in number is 1-844-512-2921 and the non-U.S. dial in number is 1-412-317-6671. Callers will be prompted for replay conference ID number 5102623. An archived version of the webcast will also be available on the investor relations section of the company's website.

About Cyren:

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more at www.cyren.com.

Blog: http://blog.cyren.com

Facebook: www.facebook.com/CyrenWeb

LinkedIn: www.linkedin.com/company/cyren

Twitter: www.twitter.com/CyrenInc or www.twitter.com/cyren_ir

Use of Non-GAAP Financial Measures:

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization of acquired intangible assets, executive termination costs, deferred taxes and deferred revenues related to acquisitions, one-time gain from sale of investment in affiliate, adjustments to earn-out obligations, capitalization of technology, accretion of discount on convertible note and change in fair value of the embedded conversion feature. The purpose of such adjustments is to give an indication of the company's performance exclusive of non-cash charges and other items that are considered by management to be outside of the company's core operating results. The company's non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company's current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

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This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Important Information about the Tender Offer:

The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The planned tender offer described in this press release has not commenced. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO will be filed by Warburg Pincus with the SEC, and Cyren will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Cyren’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website at www.sec.gov.

Company Contact

Mike Myshrall, CFO

Cyren

+1.703.760.3320

mike.myshrall@cyren.com

Israel Investor Contact

Iris Lubitch

SmarTeam

+972.54.2528007

iris@smartteam.co.il

Media Contact

Matthew Zintel

Zintel Public Relations

+1.281.444.1590

matthew.zintel@zintelpr.com

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CYREN LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

 (in thousands of U.S. dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues	$7,561	$7,902	$23,277	$22,872
Cost of revenues	3,094	2,747	9,123	7,360
Gross profit	4,467	5,155	14,154	15,512

Operating expenses:
Research and development, net	2,286	2,072	6,929	6,453
Sales and marketing	4,071	2,532	11,395	7,302
General and administrative	1,731	1,475	4,973	4,863
Total operating expenses	8,088	6,079	23,297	18,618
Operating loss	(3,621)	(924)	(9,143)	(3,106)
Other income	-	(2)	451	5
Financial expense, net	(58)	(68)	(263)	(201)

Loss before taxes	(3,679)	(994)	(8,955)	(3,302)
Tax benefit (expense)	51	19	148	(7)
Net loss	$(3,628)	$(975)	$(8,807)	$(3,309)
Loss per share - basic	$(0.09)	$(0.02)	$(0.22)	$(0.08)
Loss per share - diluted	$(0.09)	$(0.02)	$(0.22)	$(0.08)
Weighted average number of shares outstanding:
Basic	39,229	39,132	39,205	39,125
Diluted	39,229	39,132	39,205	39,125

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CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES

 (in thousands of U.S.dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
GAAP operating loss	$(3,621)	$(924)	$(9,143)	$(3,106)
Stock-based compensation (1)	248	250	809	747
Amortization of intangible assets (2)	1,135	797	3,292	2,046
Executive terminations (5)	-	30	-	87
Adjustment to deferred revenues (6)	-	-	-	66
Capitalization of technology (8)	(995)	(839)	(2,716)	(2,245)
Non-GAAP operating loss	$(3,233)	$(686)	$(7,758)	$(2,405)

GAAP net loss	$(3,628)	$(975)	$(8,807)	$(3,309)
Stock-based compensation (1)	248	250	809	747
Amortization of intangible assets (2)	1,135	797	3,292	2,046
Adjustment to earn-out liabilities and related expenses (3)	27	-	91	-
Amortization of deferred tax assets (4)	(65)	(66)	(186)	(216)
Executive terminations (5)	-	30	-	87
Adjustment to deferred revenues (6)	-	-	-	66
Gain from sale of investment in affiliate (7)	-	-	(450)	-
Capitalization of technology (8)	(1,026)	(839)	(2,765)	(2,276)
Accretion of discount on convertible note (9)	159	-	330	-
Change in fair value of embedded conversion feature on convertible note (10)	(198)	-	(465)	-
Non-GAAP net loss	$(3,348)	$(803)	$(8,151)	$(2,855)

GAAP loss per share (diluted)	$(0.09)	$(0.02)	$(0.22)	$(0.08)
Stock-based compensation (1)	0.01	0.00	0.02	0.02
Amortization of intangible assets (2)	0.03	0.02	0.09	0.05
Adjustment to earn-out liabilities and related expenses (3)	0.00	0.00	0.00	0.00
Amortization of deferred tax assets (4)	(0.00)	(0.00)	(0.00)	0.00
Executive terminations (5)	0.00	0.00	0.00	0.00
Adjustment to deferred revenues (6)	0.00	0.00	0.00	0.00
Gain from sale of investment in affiliate (7)	0.00	0.00	(0.01)	0.00
Capitalization of technology (8)	(0.03)	(0.02)	(0.08)	(0.06)
Accretion of discount on convertible note (9)	0.00	0.00	0.00	0.00
Change in fair value of embedded conversion feature on convertible note (10)	(0.01)	0.00	(0.01)	0.00
Non-GAAP loss per share (diluted)	$(0.09)	$(0.02)	$(0.21)	$(0.07)

Numbers of shares used in computing non-GAAP loss per share (diluted)	39,229	39,132	39,205	39,125

(1) Stock-based compensation
Cost of revenues	$17	$24	$76	$51
Research and development	61	77	228	243
Sales and marketing	67	47	180	153
General and administrative	103	102	325	300
	$248	$250	$809	$747
(2) Amortization of intangible assets	962	609	2,785	1,480
Cost of revenues	$173	$188	$507	$566
Sales and marketing	-	0	-	0
	$1,135	$797	$3,292	$2,046
(3) Adjustment to earn-out liabilities and related expenses
Financial expenses, net	$27	$-	$91	$-
(4) Amortization of deferred tax assets
Tax benefit (expense)	$(65)	$(66)	$(186)	$(216)
(5) Executive terminations
Sales and marketing	$-	$30	$-	$87
(6) Adjustment to deferred revenues
Revenues	$-	$-	$-	$66
(7) Gain from sale of investment in affiliate
Other Income	$-	$-	$(450)	$-
(8) Capitalization of technology
Research and development	$(995)	$(839)	$(2,716)	$(2,245)
Financial expenses, net	(31)	-	(49)	(31)
	$(1,026)	$(459)	$(2,765)	$(2,276)
(9) Accretion of discount on convertible note
Financial expenses, net	$159	$-	$330	$-
(10) Change in fair value of embedded conversion feature on convertible note
Financial expenses, net	$(198)	$-	$(465)	$-

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CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

 (in thousands of U.S. dollars)

	September 30	December 31
	2017	2016
	Unaudited	Audited
Assets
Current Assets:
Cash and cash equivalents	$9,919	$10,621
Trade receivables, net	2,576	3,061
Prepaid expenses and other receivables	1,607	918
Total current assets	14,102	14,600
Property and equipment, net	2,861	2,081
Goodwill and intangible assets, net	31,251	29,867
Severance pay fund	616	604
Lease deposits	498	380
Total long-term assets	35,226	32,932
Total assets	$49,328	$47,532

Liabilities and Shareholders’ Equity
Current Liabilities:
Trade payables	$1,658	$764
Employees and payroll accruals	2,857	2,528
Accrued expenses and other liabilities	878	755
Earn-out consideration	3,503	3,041
Deferred revenues	5,767	4,609
Total current liabilities	14,663	11,697
Long term Convertible Note	4,617	-
Embedded conversion feature on Convertible Note	1,549	-
Deferred revenues	874	1,788
Deferred tax liability	1,367	1,374
Accrued severance pay	894	816
Other liabilities	133	119
Total long-term liabilities	9,434	4,097
Shareholders’ equity	25,231	31,738
Total liabilities and shareholders’ equity	$49,328	$47,532

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CYREN LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities:
Net loss	$(3,628)	$(975)	$(8,807)	$(3,309)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on disposal of property and equipment	-	1	1	3
Depreciation	311	320	866	643
Stock-based compensation	248	250	809	497
Amortization of intangible assets	1,135	855	3,292	1,249
Accrued interest and accretion of discount on credit line	-	-	-	(19)
Accretion of discount on convertible note	159	-	330	-
Change in fair value of embedded conversion feature on convertible note	(198)	-	(465)	-
Other income related to investment in affiliate	-	-	(450)	-
Other expenses related to the earn-out consideration	27	-	91	-
Deferred taxes	(51)	(47)	(146)	(120)

Changes in assets and liabilities:
Trade receivables	757	(31)	368	98
Prepaid expenses and other receivables	203	(171)	(646)	(363)
Change in long-term lease deposits	(85)	(214)	(112)	(228)
Trade payables	72	155	81	(54)
Employees and payroll accruals, accrued expenses and other liabilities	(28)	154	457	114
Deferred revenues	790	(580)	244	3,247
Accrued severance pay, net	13	(18)	66	42
Other long-term liabilities	-	(2)	-	(3)
Net cash used in operating activities	(275)	(303)	(4,021)	1,797

Cash flows from investing activities:

Proceeds from sale of investment in affiiate	-	-	450	-
Capitalization of technology, net of grants received	(1,026)	(459)	(2,765)	(1,437)
Purchase of property and equipment	(345)	(386)	(818)	(649)
Net cash used in investing activities	(1,371)	(845)	(3,133)	(2,086)

Cash flows from financing activities:

Proceeds from convertible note	-	-	6,300	-
Payment of credit line	-	-	-	(4,150)
Proceeds from options exercised	8	-	75	-
Net cash provided by (used in) financing activities	8	-	6,375	(4,150)
Effect of exchange rate changes on cash	(11)	(46)	77	53
Decrease in cash and cash equivalents	(1,649)	(1,194)	(702)	(4,386)
Cash and cash equivalents at the beginning of the period	11,568	14,026	10,621	16,379
Cash and cash equivalents at the end of the period	$9,919	$12,832	$9,919	$11,993

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